Exhibit 99.1

Focus Media Reports Third Quarter 2006 Results
Revenue Increased by 213.7% and Net Income Increased by 278.6% Year-over-year

SHANGHAI, China, November 20, 2006 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced its unaudited financial results for the third quarter ended September 30, 2006.

Highlights:
●	Total revenues grew 213.7% year-over-year and 20.8% quarter-over-quarter to $61.1 million.

● Net income for the quarter was $27.0 million compared to $7.1 million for the three months ended September 30, 2005, growing by 278.6% year-over-year. Focus Media also provides an operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense and acquired intangible assets amortization expense for investor’s better assessment of the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) was $30.2 million.

● Our Commercial Location Network

■ Advertising service revenue from our commercial location network, including revenue from our outdoor LED network and pre-movie advertising network, grew 125.2% year-over-year and 25.3% quarter-over-quarter to $38.9 million.

■ For our Premier Office Building Channel A (“Premier Channel A”), which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition: Average advertising revenue per 30-second equivalent time slot (“ASP”) in Focus Media’s Tier-I Cities (Beijing, Shanghai, Guangzhou and Shenzhen) increased 3.9% to $12,797 in the third quarter from $12,320 in the second quarter of 2006. During the third quarter of 2006, in addition to Tier-I cities, three of our Tier-II Cities (all non-Tier-I cities in which Focus Media operates directly or through regional distributors) have reached full capacity utilization. The ASP for those seven cities at full capacity utilization (including the four Tier-I cities) increased to $8,302 in the third quarter from $8,115 in the previous quarter. The number of 30-second equivalent time slots available for sale (“Network Capacity”) also increased by 38.6% to 15,679 due to the expansion of our Premier Channel A network into an additional 14 cities in China.

■ During the third quarter 2006, we made significant progress in increasing sales in the Office Building Channel B, which primarily consists of LCD screens acquired in the Target Media acquisition. Revenue from Office Building B in the third quarter increased by 96.8% compared to the previous quarter while ASP of Office Building Channel B increased by 37.3% from the level in the second quarter 2006.

● Our In-store Network

■ Advertising service revenue from our in-store network grew 300.1% year-over-year and 10.8% sequentially by quarter to $7.3 million in the third quarter of 2006.

■ The total number of hypermarkets covered by our in-store network by the end of September 30, 2006 increased to 899, as compared to 872 on June 30, 2006. At this time, substantially all of the revenue from our In-store Network is derived from our LCD network in hypermarkets. The installed base of supermarkets and convenience stores was 1,049 and 1,946 respectively, as of September 30, 2006.

● Our In-elevator Poster Frame Network

■ Advertising service revenue from our in-elevator poster frame network was $11.3 million in the third quarter 2006, up 15.3% from $9.8 million in the second quarter of 2006.

■ The total number of frames available for sale was 95,878 as of September 30, 2006, as compared to 82,200 as of June 30, 2006.

● Focus Media Wireless

■ Advertising service revenue from Focus Media Wireless was $3.5 million in the third quarter 2006, up 14.3% from $3.1 million in the second quarter 2006. Gross margin increased to 40.6% in the third quarter 2006 from 26.0% in the second quarter 2006 as we successfully increased our advertising sales mix to non-MVAS (Mobile Value-added Service Provider) advertisers.

Commenting on the third quarter results, Chief Executive Officer Jason Jiang said, “We are pleased to report another record quarterly results for Focus Media. We continue to see strong demand growth for all of our media platforms. In addition to continuing the expansion of our business outside of the four Tier-I cities, we have made significant progress in improving the sales of our sub-channels. For example, revenue from our Office Building Channel B nearly doubled during the third quarter while its ASP increased 37.3% sequentially. Moreover, we see some advertisers successfully marketing their products and services through Focus Media’s multiple media platforms (e.g. LCD plus outdoor LED plus wireless) based on their demographic-specific marketing strategy. We believe that our multiple-media demographic-specific solution will help advertisers achieve higher media effectiveness in terms of reach and recall.”

Financial Results

For the third quarter of 2006, Focus Media reported total revenues of $61.1 million, an increase of 213.7% compared to $19.5 million for the third quarter of 2005 and an increase of 20.8% compared to $50.6 million for the second quarter of 2006.

Commercial Location Network

For the commercial location network, advertising service revenue was $38.9 million in the third quarter of 2006, an increase of 125.2% from $17.3 million in the third quarter of 2005 and an increase of 25.3% sequentially from $31.1 million in the previous quarter.

The total number of displays installed on our commercial location network in our directly operated cities was 68,723 as of September 30, 2006 while the number of displays in networks operated by our regional distributors was 5,290 as of September 30, 2006.

For our Premier Channel A, which consists primarily of the office building locations on Focus Media’s commercial location network prior to the Target Media acquisition, the total number of 30-second equivalent time slots sold (“Slots Sold”) in the third quarter of 2006 was 6,111, as compared to 5,369 in the previous quarter, while the number of 30-second equivalent time slots available for sale (“Network Capacity”) increased to 15,679 in the third quarter from 11,314 in the second quarter of 2006 due to network expansion into 14 additional cities. Slots sold in Tier-I Cities increased to 1,232 in the third quarter 2006 from 1,158 in the second quarter 2006, which implies a sell-out rate, or Slots Sold expressed as a percentage of Network Capacity, of 98.8% in the third quarter 2006. ASP in the Tier-I Cities continued to increase sequentially by 3.9% to $12,797 from $12,320 in the second quarter of 2006. During the third quarter of 2006, in addition to Tier-I cities, three of our Tier-II Cities have reached full capacity utilization. The ASP for those seven cities at full capacity utilization (including the four Tier-I cities) increased to $8,302 in the third quarter from $8,115 in the previous quarter. In other Tier-II Cities, we focus our effort on continuing increasing the network sell-out rate towards full-capacity utilization in each of those networks. Slots sold in Tier-II Cities increased 15.9% to 4,879 in the third quarter 2006 from 4,211 in the second quarter 2006, which implies a sell-out rate of 33.8% based on the increased capacity. The average ASP from all Tier-II Cities was $1,950 in the third quarter as we continue our expansion into less populated Tier-II cities where the local advertising rates per slot are lower than that of Tier-I Cities. The Premier Channel A accounted for approximately 66% of total commercial location advertising service revenues in the quarter while other channels (Office Building Channel B, Elite Channel, Travel Channel, Fashion Channel, Healthcare Channel and IT Mall Channel), our outdoor LED network and pre-movie advertising business contributed the remaining 34%.

In-store Network

Advertising service revenue from our in-store network in the third quarter 2006 was $7.3 million, up 10.8% from $6.5 million in the second quarter of 2006 and 300.1% from $1.8 million in the third quarter 2005. In the third quarter 2006, we further expanded the installed base of our hypermarkets to 899 stores from 872 hypermarkets at the end of second quarter. The installed base of supermarkets and convenience stores was 1,049 and 1,946 respectively, as of September 30, 2006. The number of displays installed in our in-store network increased to 36,387 as of September 30, 2006 compared to 35,511 as of June 30, 2006.

For the in-store network, the total number of 30-second equivalent time slots (on a per week per store basis) sold in the third quarter of 2006 was 90,647, as compared to 87,450 in the previous quarter. The number of 30-second equivalent time slots available for sale, or network capacity, was 273,909, as compared to 261,360 in the previous quarter. The network sell-out rate was 33.1%, relatively flat compared to the previous quarter due to the increased capacity. Average advertising revenue per 30-second equivalent time slot per week per store was $80 for the in-store network in third quarter of 2006, up from $75 in second quarter of 2006.

Poster Frame Network

Advertising service revenue from our poster frame network placed primarily in the elevators of residential complexes was $11.3 million in the third quarter of 2006, up 15.3% from $9.8 million in the second quarter of 2006. The total number of frames available for sale was 95,878 as of September 30, 2006, as compared to 82,200 as of June 30, 2006. The number of frame slots (on a monthly basis) sold in the third quarter increase 3.6% to 160,437, as compared to 154,793 in the previous quarter. The network capacity calculated based on the number of frame slots (on a monthly basis) available for sale in the third quarter of 2006 was 267,603, as compared to 243,959 in the previous quarter. The network sell-out rate was 60.0%, as compared to 63.5% in the second quarter of 2006 due to larger network capacity. Average advertising revenue per frame slot was $70 per month in the third quarter of 2006 as compared to $63 per month in the second quarter of 2006.

Advertising on Wireless Network

Advertising service revenue from Focus Media Wireless in the third quarter of 2006 was $3.5 million, up 14.3% from $3.1 million in the second quarter of 2006.

In the third quarter of 2006, for our commercial location and in-store businesses, we added approximately 291 new advertising clients, bringing the cumulative number of advertisers on the Focus Media commercial location network and in-store network to over 2,500. In addition, over 1,000 advertisers cumulatively purchased frame advertising on our poster frame network as of the end of third quarter 2006.

‘We continue to see strong leverage in our business model,” said Daniel Wu, Chief Financial Officer, “the gross margin has improved significantly to 65.3% in the third quarter. Gross margin for the wireless business increased to 40.6% from 26.0% in the previous quarter as we have successful changed the wireless business model from pure MVAS-based advertising to serving more traditional advertisers directly. While continuing our focus on cost optimization, we will further look for opportunities to expand our media coverage of Chinese urban consumers through earning-accretive acquisitions. For example, we have successfully expanded our Poster Frame Network into four new cities through earning-accretive acquisitions recently. We believe there are many similar opportunities in other major cities in China.”

Gross profit for the third quarter of 2006 was $39.9 million, representing an increase of 242.7% compared to $11.6 million for the corresponding period a year ago and a 33.9% increase compared to $29.8 million in the second quarter 2006. Gross margin for the third quarter was 65.3%, up from 58.9% in the previous quarter. For the commercial location network (including our outdoor LED network and pre-movie advertising business), gross margin was 71.4% in the third quarter 2006, improving significantly from 63.8% in the second quarter of 2006 as we continue to increase the sell-out rate of our media inventories while focusing on cost optimization. For the in-store network, gross margin was 36.4% in the third quarter of 2006, increasing from 32.9% in the second quarter of 2006. For the poster frame network, gross margin was 70.7% in the third quarter of 2006, as compared to 71.2% in the second quarter of 2006. For Focus Media wireless, gross margin was 40.6% in the third quarter of 2006, up significantly from 26.0% in the second quarter of 2006 as we successfully increased our advertising sales mix to non-MVAS (Mobile Value-added Service Provider) advertisers.

In the third-quarter of 2006, operating expenses totaled $14.0 million, including $1.6 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $1.6 million. Operating expenses as a percentage of total revenues in the third quarter was 23.0%, as compared to 25.9% in the previous quarter. Selling and marketing expenses in the third quarter totaled $6.5 million or 10.6% of total revenues. General and administrative expense in the third quarter was $6.0 million or 9.8% of total revenues. As a result, operating margin in the third quarter of 2006 was 42.3%, up from 33.0% in the second quarter of 2006. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) was 47.4% in the third quarter 2006.

Net income for the third quarter of 2006 was $27.0 million, an increase of 278.6% compared to $7.1 million for the same period in 2005.  Fully diluted net income per ADS for the third quarter of 2006 was $0.49. Net income excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) in the third quarter of 2006 was $30.2 million, or $0.55 per fully diluted ADS.

In the third quarter of 2006, cash flow from operating activities was $28.8 million, increasing 128.6% from $12.6 million in the previous quarter. Total depreciation expense was $3.7 million. Day Sales Outstanding (“DSO”) was 75 days. As of September 30, 2006, the company had a cash and bank balance and investment in available-for-sale securities of $130.0 million.

Other Recent Developments

In the third quarter, we completed the acquisition of Appreciate Capital Limited (''ACL’’). ACL’s network was renamed as Focus Media’s ''movie theatre network’’ and will initially be included in the commercial location network when compiling financial results. Our movie theatre network currently covers over 120 movie theatres throughout China, which represents approximately 85% of the theatre ticket revenue in China. ACL has the right to three minutes of screen-time prior to each showing of the movie, and sells that screen time to advertisers in 30-second or shorter time slots.

Recently, we have signed agreements to acquire approximately 22,700 frames in Nanjing, Suzhou, Changzhou, Wuhan, Dalian and Shenyang, which will be added to our Poster Frame Network. We expect those acquisitions to close before December 31, 2006.

We are on schedule in expanding our street-side outdoor LED network in prime commercial and shopping areas (“iStreet Network”) in Shanghai. We expect the number of the LED screens in our iStreet Network to double from the current level to approximately 200 units by the end of 2006. We look to build similar networks in other major metropolitan areas in China in 2007.

BUSINESS OUTLOOK

The company estimates its total revenues for the fourth quarter of 2006 to range from $67 million to $69 million. Fourth quarter 2006 net income excluding share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) is expected to be between $34 million and $35 million or $0.62 to $0.64 per fully diluted ADS based on 55 million total ADS equivalent shares outstanding.
        .

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP operating margin, non-GAAP net income and earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of acquired intangible assets resulting from acquisitions. The company believes that the non-GAAP financial measures will provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods of 2005 and 2006, respectively, in the attached financial statements.

The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended			Nine months ended
	2006-9-30	2005-9-30	2006-6-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$27,005	$7,132	$16,671	$53,109	$14,122

Amortization of acquired intangible assets	1,577	120	1,494	4,070	310
Share-based compensation	1,569	100	1,897	4,932	646

Non-GAAP net income	$30,151	$7,352	$20,062	$62,111	$15,078

GAAP income per ADS — basic	$0.51	$0.20	$0.33	$1.08	$0.67

GAAP income per ADS — diluted	$0.49	$0.19	$0.31	$1.04	$0.59

Non-GAAP income per ADS — basic	$0.57	$0.21	$0.39	$1.26	$0.72

Non-GAAP income per ADS — diluted	$0.55	$0.19	$0.38	$1.21	$0.63

Shares used in calculating basic GAAP /Non-GAAP income per ADS	52,556,597	34,929,638	50,913,117	49,116,445	21,037,782

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	54,646,585	37,950,853	53,273,694	51,187,666	23,820,661

GAAP income from operations	$25,833 25,833	$6,472	$16,666	$51,548	$13,887

Amortization of acquired intangible assets	1,577	120	1,494	4,070	310
Share-based compensation	1,569	100	1,897	4,932	646

Non-GAAP income from operations	$28,979 28,979	$6,692	$20,057	$60,550	$14,843

Non-GAAP operating margin	47.4%	34.4%	39.7%	41.8%	34.0%

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the third-quarter 2006 financial results and forth-quarter 2006 business outlook at 8:00 p.m. U.S. Eastern Time on November 20, 2006 (5:00 p.m. U.S. Pacific Time on November 20, 2006; 9:00 a.m. Beijing/Hong Kong time on November 21, 2006). The dial-in details for the live conference call are: U.S. Toll Free Number +1- 866-713-8310, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-597-5308; Pass code 27364874.

A replay of the call will be available from November 20, 2006 until November 27, 2006 (U.S. Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 93026263. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of September 30, 2006, Focus Media had approximately 74,000 display units in our commercial location network, 36,000 display units in our in-store network, 95,000 advertising poster frames installed throughout China and 80 outdoor LED displays in Shanghai. Over 2,500 international and domestic advertisers had placed advertisements through our networks as of September 30, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1and F-3, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	2006-9-30	2005-12-31
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$95,109	$36,653
Investment in available-for-sale securities	34,935	34,836
Accounts receivables, net	58,577	22,235
Inventories	979	480
Prepaid expenses and other current assets	5,236	45,364
Amount due from related parties	3,672	2,073
Total current assets	$198,508	$141,641

Rental Deposits	11,811	11,819
Deposit paid for acquisition of equipment	3,683
Equipment, net	68,609	43,695
Acquired intangible assets, net	29,668	1,158
Goodwill	499,261	13,298
Long term investments	63	—
Other long term assets	530	—
Deferred tax assets	564	743
Total assets	$812,697	$212,354

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term bank loans	$—	$991
Other short term loans	3,076	—
Accounts payable	4,456	5,848
Accrued expenses and other current liabilities	29,371	11,747
Income taxes payable	2,627	2,108
Total current liabilities	$39,530	$20,694

Minority interest	379	246
Shareholders’ equity
Ordinary shares	27	19
Additional paid in capital	702,152	177,420
Deferred compensation charge	—	(247)
Retained earnings	66,105	12,997
Accumulated other comprehensive income	4,504	1,225
Total shareholders’ equity	$772,788	$191,414

Total liabilities and shareholders’ equity	$812,697	$212,354

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Nine months ended
	2006-9-30	2005-9-30	2006-6-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues (note 3):
- Commercial Locations	$42,992	$19,056	$34,023	$100,569	$44,823
- In-store Network	8,017	2,001	7,242	21,077	2,374
- In-elevator Poster Frame Network	12,386	—	10,752	29,796	—
- Mobile Handset Advertising network	3,801	—	3,365	7,166	—
Advertising Equipment Revenue	90	366	106	500	772

Total gross revenues	$67,286	$21,423	$55,488	$159,108	$47,969
Less: Sales taxes	6,213	1,957	4,912	14,322	4,345

Total net revenues	$61,073	$19,466	$50,576	$144,786	$43,624
Cost of revenues:
Net advertising service cost
- Commercial Locations	11,125	4,943	11,244	30,404	12,198
- In-store Network	4,616	2,606	4,394	12,983	3,971
- In-elevator Poster Frame Network	3,301	—	2,815	8,513	—
- Mobile Handset Advertising network	2,088	—	2,275	4,363	—
Advertising Equipment Cost	80	285	80	392	545
Total cost of revenues	21,210	7,834	20,808	56,655	16,714
Gross profit	39,863	11,632	29,768	88,131	26,910
Operating expenses:
General and administrative (note 4)	5,956	2,337	6,298	16,649	6,564
Selling and marketing (note 4)	6,497	2,703	5,310	15,864	6,149
Amortization of acquired intangible assets	1,577	120	1,494	4,070	310
Total operating expenses	14,030	5,160	13,102	36,583	13,023

Income from operations	25,833	6,472	16,666	51,548	13,887
Interest income, net	1,070	791	605	2,561	822
Other income (expenses), net	(170)	8	(136)	(231)	10
Income before tax and minority interests	26,733	7,271	17,135	53,878	14,719
Income tax expense
- Current	(134)	312	553	484	757
- Deferred	(183)	(225)	(180)	189	(267)
Total income taxes	(317)	87	373	673	490

Income before minority interests	27,050	7,184	16,762	53,205	14,229
Minority Interests	45	52	91	96	107

Net income	$27,005	$7,132	$16,671	$53,109	$14,122
Income per ADS — basic	$0.51	$0.20	$0.33	$1.08	$0.67

Income per ADS — diluted	$0.49	$0.19	$0.31	$1.04	$0.59

Shares used in calculating basic income per ADS	52,556,597	34,929,638	50,913,117	49,116,445	21,037,782

Shares used in calculating diluted income per ADS	54,646,585	37,950,853	53,273,694	51,187,666	23,820,661

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Nine months ended
	2006-9-30	2005-9-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating activities:
Net income	$27,005	$7,132	$53,109	$14,122

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	45	52	96	107
Bad debt provision	627	(86)	1,397	255
Share based compensation	1,569	100	4,932	646
Depreciation	3,714	1,341	9,844	2,736
Amortization of acquired intangible assets	1,577	120	4,070	310
Investment income	—	(28)	—	—
Loss on disposal of equipment	—	—	159	—
Changes in assets and liabilities, net of effects of acquisitions	(5,695)	(8,923)	(27,373)	(15,960)
Net cash provided by (used in) operating activities	$28,842	$(292)	46,234	$2,216

Investing activities:
Purchase of equipment	(1,696)	(9,701)	(13,304)	(24,307)
Purchase of subsidiaries, net of cash acquired	(38,568)	(317)	(125,627)	(4,437)
Investment in available-for-sale securities	—	(35,000)	—	(34,951)
Net cash used in investing activities	$(40,264)	$(45,018)	$(138,931)	$(63,695)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	5,710	118,847	154,390	118,847
Proceeds from short-term bank loans	—	3,089	24,598	3,089
Capital injection from minority shareholders	—	3	249	3
Repayment of short-term bank loans	(23,351)	—	(25,589)	—
Repayment of short-term other loans	—	—	(3,813)	—
Net cash (used in) provided by financing activities	$(17,641)	$121,939	$149,835	$121,939

Effect of exchange rate changes	1,488	700	1,318	845

Net (decrease) increase in cash and cash equivalents.	(27,575)	77,329	58,456	61,305
Cash and cash equivalents, beginning of period	122,684	6,645	36,653	22,669

Cash and cash equivalents, end of period	$95,109	$83,974	$95,109	$83,974

Supplemental disclosure of cash flow information:
Income taxes paid	$12	$—	$30	$—
Interest paid	$218	$2	$245	$2

	Three months ended		Nine months ended
	2006-9-30	2005-9-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Supplemental disclosure of non-cash investing activity:

Acquisition of subsidiaries:

Value of ordinary share consideration.	$—	$—	$365,660	$—

Accounts payable.	(29,938)	—	277	1,160

Notes:

Note 1: Note 2: Note 3:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.
The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.9087 on September
30, 2006.
Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2006-9-30	2005-9-30	2006-6-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gross Advertising Service Revenue:
Commercial Locations
- Unrelated parties	$40,179	$18,019	$32,331	$93,710	$40,953
- Related parties	2,813	1,037	1,692	6,859	3,870
Total Commercial Locations	42,992	19,056	34,023	100,569	44,823

In-store Network
- Unrelated parties	7,146	2,001	6,661	19,023	2,374
- Related parties	871	—	581	2,054	—

Total in-store network	8,017	2,001	7,242	21,077	2,374

In-elevator Poster Frame Network
- Unrelated parties	12,386	—	10,752	29,796	—
Total In-elevator Poster Frame Network	12,386	—	10,752	29,796	—

Mobile Handset Advertising Network
- Unrelated parties	3,801	—	3,365	7,166	—
Total Mobile Handset Advertising Network	3,801	—	3,365	7,166	—

Gross Advertising Services Revenue:	67,196	21,057	55,382	158,608	47,197
Less: Sales taxes£º
Commercial Locations	4,063	1,769	2,959	9,104	4,123
In-store Network	763	188	697	1,984	222
In-elevator Poster Frame Network	1,102	—	967	2,660	—
Mobile Handset Advertising Network	285	—	289	574	—

Total sales taxes	6,213	1,957	4,912	14,322	4,345

Net Advertising Service Revenue	60,983	19,100	50,470	144,286	42,852
Add: Advertising Equipment Revenue:	90	366	106	500	772

Net revenues:	$61,073	$19,466	$50,576	$144,786	$43,624

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2006-9-30	2005-9-30	2006-6-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selling and marketing	$210	$8	$341	$887	$36
General and administrative	1,359	92	1,556	4,045	610

Total	$1,569	$100	$1,897	$4,932	$646

Note 5: The Company has performed preliminary purchase price allocation on their small acquisitions based on an internal valuation performed by management.  The purchase price allocation will be revised once the independent valuation report is obtained.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended			Nine months ended
	2006-9-30	2005-9-30	2006-6-30	2006-9-30	2005-9-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$27,005	$7,132	$16,671	$53,109	$14,122

Amortization of acquired intangible assets	1,577	120	1,494	4,070	310
Share-based compensation	1,569	100	1,897	4,932	646

Non-GAAP net income	$30,151	$7,352	$20,062	$62,111	$15,078

GAAP income per ADS — basic	$0.51	$0.20	$0.33	$1.08	$0.67

GAAP income per ADS — diluted	$0.49	$0.19	$0.31	$1.04	$0.59

Non-GAAP income per ADS — basic	$0.57	$0.21	$0.39	$1.26	$0.72

Non-GAAP income per ADS — diluted	$0.55	$0.19	$0.38	$1.21	$0.63

Shares used in calculating basic GAAP /Non-GAAP income per ADS	52,556,597	34,929,638	50,913,117	49,116,445	21,037,782

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	54,646,585	37,950,853	53,273,694	51,187,666	23,820,661

GAAP income from operations	$25,833	$6,472	$16,666	$51,548	$13,887

Amortization of acquired intangible assets	1,577	120	1,494	4,070	310
Share-based compensation	1,569	100	1,897	4,932	646

Non-GAAP income from operations	$28,979	$6,692	$20,057	$60,550	$14,843

Non-GAAP operating margin	47.4%	34.4%	39.7%	41.8%	34.0%